Exhibit 99.3

TSX-V: HGC      WKN: A0M55U

2 0 0 7  A N N U A L  R E P O RT

TSX-V: HGC      WKN: A0M55U

Yukon Territory
Northwest Territories
Nunavut
Newfoundland & Labrador
TAURUS DEPOSIT
TABLE MOUNTAIN DEPOSIT
British Columbia
Alberta
BRITISH COLUMBIA
Quebec
PEI
New Brunswick
Nova Scotia
Ontario
Prince George
FRASERGOLD DEPOSIT
Williams Lake
Vancouver

Camp at Frasergold

## MISSION STATEMENT

**Our vision is to become a junior gold producer and ultimately a mid-tier producer by acquiring, exploring and developing quality properties with known mineral resources.**

HAWTHORNE GOLD CORP. 2007 ANNUAL REPORT

R E P O RT  T O  S H A R E H O L D E R S

We are pleased to present the Hawthorne Gold annual report for 2007.

This past year, our first year of operation, was exciting and rewarding for Hawthorne. The company went public, advanced the Frasergold project and assembled an experienced team. By April 2008, the company had acquired Cusac Gold Mines Ltd. and raised over $22 million in equity.

We are focused on creating shareholder value within a framework of environmental stewardship, transparency and integrity, and by providing social and community benefits.

Hawthorne kicked off its 2007 fiscal year by going public via an initial public offering (IPO) that raised $2 million. We subsequently arranged additional financings totalling approximately $20 million, leaving the company well funded for its 2008 field season. Our VP Operations, Michael Redfearn will oversee our company’s operations.

Our 2007 summer field season focused on the Frasergold project. This optioned property is located in the Quesnel Trough, a historic mining area in central British Columbia. Previous operators had identified a ten-kilometre belt of gold mineralization on the property through drilling, soil sampling and surface exploration. Our 2007 drill program confirmed these results and identified the potential for mining at Frasergold. We plan to continue to explore and develop this project in 2008 to gain a better understanding of the size and potential of the deposit.

In April 2008, we completed the acquisition of Cusac by issuing approximately 6.05 million Hawthorne shares. The Cusac assets provide a key platform for achieving gold production as early as 2009.

Table Mountain, the most advanced of the newly acquired projects, is a high-grade gold mine that includes a 300-ton-per-day permitted mill and tailings pond. Gold mineralization on this wholly owned project located in northern British Columbia is hosted in a greenstone quartz carbonate system that is typical of some of Canada’s largest gold camps, including Timmins, Kirkland Lake and Val d’Or. The Cusac assets also include the Taurus project, containing a large-tonnage, low-grade gold deposit.

We plan to resume development of the Taurus and Table Mountain projects in 2008 through geological development, drilling and an airborne geophysical survey.

Our business partnership in the mining industry spans more than 30 years. Drawing on this experience, which includes founding Bema Gold and Eldorado Gold, we have prepared a dynamic business plan and assembled strong operational and technical teams. We believe that our remarkable early progress sets the stage for Hawthorne to quickly become a gold producer.

On behalf of the Board of Directors, management and staff, we thank our shareholders for their support.

Richard Barclay President & CEO	Sample from underground mine at Table Mountain
Michael Beley Chairman

HAWTHORNE GOLD CORP.     2007 ANNUAL REPORT

F R A S E R G O L D,  B R I T I S H  C O L U M B I A

The optioned Frasergold property is located in the historic Quesnel Trough area of central British Columbia. A combination of quartz veins and knotted phyllites host gold mineralization containing coarse free gold and finer grained sulphide bearing gold. This distinct mineralization can be traced north to Horsefly Lake and on to the Spanish Mountain area.

Historical work on the claims includes 36,000 metres of drilling and 298 metres of underground drifting in the Main zone to access bulk samples for metallurgical testing.

Hawthorne’s 2007 work program included construction of a fully integrated 30-person camp for geologists, helpers and drillers. The exploration program consisted of:

  underground mapping and channel sampling
  eleven 200-kilogram bulk samples from underground for met- allurgical testing
  16 HQ diamond drill holes for a total of 3,615 metres
  an airborne geophysical survey for radiometric, electromag- netic and magnetometer surface trenching, mapping and sampling
  initial phases of baseline environmental studies

Our exploration confirmed results from previous work on the property and the potential for mining operations. The full extent of the mineralized zone remains to be tested along strike and at depth. We plan to conduct extensive definition drilling in 2008.

HAWTHORNE GOLD CORP.      2007 ANNUAL REPORT

C A S S I A R G O L D B E LT,  B R I T I S H  C O L U M B I A

The acquisition of Cusac Gold Mines Ltd. in April 2008 added two quality gold properties to our portfolio: the wholly owned Table Mountain gold mine and the optioned Taurus project. These contiguous properties are located in northern British Columbia.

The ground underlying both projects is part of the historic Cassiar Gold Belt, a 23-kilometre-long, greenstone-hosted quartz-carbonate formation that stretches from Mount McDame in the north to Juniper Mountain in the southeast.

Subsequent to the acquisition, Hawthorne increased the geological opportunity of these properties by staking 39,000 hectares, creating a contiguous 56,300-hectare package on the Cassiar Gold Belt.

TABLE MOUNTAIN

The Table Mountain gold mine is a high-grade, underground mining operation located in northern B.C. A historic gold belt, the mining operation and McDame River have produced just over 500,000 ounces of gold from various mills and placer operations.

Numerous small mines processed high-grade ore starting in 1934. This was followed in 1978 by larger-scale underground mining and processing, first as the Erickson gold mine, then the Cusac gold mine. During this period, mine operators opened 13 portals to access Table Mountain’s widespread gold mineralization.

The permitted operation and support facilities at the Table Mountain gold mine, which shut down in October 2007, consist of a 300-ton-per-day, gravity flotation mill, power plant, assay laboratory and tailings pond.

Gold mineralization at Table Mountain is hosted in a greenstone quartz carbonate gold system that is typical of some of Canada’s largest gold camps, including Timmins, Kirkland Lake and Val d’Or.

Hawthorne plans to undertake a geological development program in 2008 in anticipation of commencement of gold production in 2009.

HAWTHORNE GOLD CORP.      2007 ANNUAL REPORT

TAURUS

The Taurus project is a large-tonnage, low-grade gold deposit located north of the Table Mountain Mine. It is a former producer and has been explored for approximately 25 years. It is an advanced-stage exploration target that hosts an inferred resource of 1.04 million ounces of gold. This NI 43-101 compliant resource estimate, which was confirmed in a June 2007 technical report, consists of 32.4 million tonnes at an average gold grade of 1.0 g/t using a cut-off grade of 0.5 g/t.

The project comprises ground acquired through the acquisition of Cusac, claims optioned from a third party and the wholly-owned Taurus II property, which Cusac drilled over the last two years. This drilling expanded the mineralization with grade intercepts in a range similar to the known gold resource of 1.0 g/t.

A former high-grade, small underground gold mine, the Taurus deposit was actively operated in the early 1950s and again in the early 1980s. The high-grade areas were eventually abandoned and attention turned to a large low-grade mineralized zone, where approximately 370 holes have been drilled.

Hawthorne plans to expand the resource with additional drilling and an airborne geophysical survey.

Michael Redfearn, the company’s Vice President Operations and a Qualified Person as defined by National Instrument 43-101, has reviewed and approves the disclosure contained in this annual report.

HAWTHORNE GOLD CORP.      2007 ANNUAL REPORT

M A N A G E M E N T ’ S  D I S C U S S I O N  A N D  A N A LY S I S

This discussion and analysis of financial position and results of operations is prepared as at March 28, 2008, and, where necessary, should be read in conjunction with the audited financial statements of Hawthorne Gold Corp. (“Hawthorne” or the “Company”) for the year ended November 30, 2007. Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Management maintains a system of disclosure controls and procedures designed to provide reasonable assurance that the assets are safeguarded and the financial and other factual information contained herein is accurate and reliable. Further, management has evaluated these controls and procedures and determined that they are appropriate and effective, and have so certified. In the current year, there have been no changes in the Company’s internal controls over financial reporting that have materially affected, or are likely to materially affect, the Company’s internal controls over financial reporting. All dollar figures included therein and in the following management discussion and analysis (“MD&A”) are quoted in Canadian dollars. Additional information relevant to the Company’s activities can be found on SEDAR at www.sedar.com.

OVERVIEW
The Company is engaged in the exploration and development of mineral properties in British Columbia, Canada. The Company is currently listed on the TSX Venture Exchange under the symbol “HGC” and on the German exchanges under the symbol WKN A0M55U.

MINERAL PROPERTY INTERESTS
Hawthorne currently has three significant gold projects located in British Columbia, Canada, subject to the closing of the merger with Cusac Gold Mines Ltd. (“Cusac”), expected to close in early April 2008. The Company has entered into agreements to acquire between 51% and 100% working interest in its two principal projects.

Michael Redfearn, P.Eng., the Company’s Vice President of Operations and a qualified person as defined by National Instrument (“NI”) 43-101, has reviewed and approved the technical information contained in this MD&A.

Frasergold, British Columbia
The optioned Frasergold property is located in the historic Quesnel Trough area of central British Columbia and has a long history of continued exploration since the 1970’s. Hawthorne’s exploration program ended in December 2007 and included surface and underground geological mapping, a property wide airborne geophysics program, eleven 200 kilogram bulk samples, 3,600 metres of confirmatory and exploratory diamond drilling, 211 underground channel samples and the initial phases of an environmental baseline study. The results of the 2007 work program confirms previous work on the property and the potential for a large scale large tonnage open pit scenario. The full extent of the mineralized zones remains to be tested along strike and at depth and the Company plans extensive definition drilling for 2008.

Taurus, British Columbia
The Taurus deposit is an advanced stage exploration target that hosts a NI 43-101 compliant inferred resource of 1.04 million ounces of gold consisting of 32.4 million tonnes at an average gold grade of 1.0 g/t using a cut-off grade of 0.5 g/t (refer to NI 43-101 technical report titled, “Technical Report on the Taurus Project – Liard Mining District, B.C.,” dated May 15, 2007 and prepared by Kevin Palmer and Andrew Ruijter of Wardrop Engineering Incorporated, filed at www.sedar.com on February 13, 2008).

The deposit is located partly on the Cusac property and partly on claims under option from a third party. The site of a former high-grade underground gold mine, the Taurus deposit was explored by previous operators for a large scale large tonnage open pit scenario. Over 370 drill holes have been completed to date. The Company plans definition and exploratory drilling for 2008.

Table Mountain, British Columbia
The Table Mountain gold mine is a high-grade underground gold mining operation located on the north-south provincial highway. The Table Mountain processing and support facilities consist of a 300 ton-per-day gravity floatation mill, power plant and permitted tailings pond. The Company has recently staked 39,000 hectares around the existing property area consolidating the Cassiar Gold Camp under one common ownership. The Company plans to undertake a geological reconnaissance program in 2008 in anticipation of commencement of production in 2009.

HAWTHORNE GOLD CORP.      2007 ANNUAL REPORT

SELECTED FINANCIAL INFORMATION

	November 30,	November 30,	November 30,
	2007	2006	2005
	$	$	$

Total revenues	–	–	N/A
Net loss	(596,822)	(2,025)	N/A
Net loss per share – basic and diluted	(0.06)	(0.00)	N/A
Total assets	8,471,116	317,118	N/A
Total long-term financials liabilities	311,539	–	N/A
Cash dividends declared per share	–	–	N/A

The Company optioned its first mineral exploration project in mid 2006 and saw its operating expenses and assets increase since that time. The Company’s total assets increased considerably during the year ended November 30, 2007 as the Company capitalized expenditures on its exploration and development projects. The Company expects to increase its exploration and development activities for the foreseeable future and expects its losses to increase as a result.

RESULTS OF OPERATIONS

Results of Operations for the year ended November 30, 2007 and 2006

Expenses
Total operating expenses were $749,200 for the year ended November 30, 2007, compared to $6,364 for the comparative year, for an increase of $742,836. The Company’s expenses increased in all cost categories between the years as a result of its ongoing work program at Frasergold, the negotiation of the merger with Cusac and the option of Taurus versus the prior year when the Company had just commenced operations.

The Company recorded stock based compensation charges of $367,498 for the vesting of stock options granted to directors, officers, employees and consultants of the Company during the current year, as compared with no such charges in the comparative year when no stock options were outstanding. During the year ended November 30, 2007, the Company incurred $81,677 in rent and office expenses as compared to $1,176 in such expense in the comparative year when the Company was just commencing operations. During the year ended November 30, 2007, the Company incurred $80,638 in investor relations expenses in efforts to provide exposure of the Company in the financial community compared to no such expense in the previous year when the Company was still private.

Net Loss
The Company recorded a net loss of $596,822 for the year ended November 30, 2007, compared with a net loss of $2,025 in the prior year. The net loss for the year ended November 30, 2007 is net of a future income tax recovery of $51,000 related to the renouncement of the Company’s $150,000 flow through financing completed in July 2006.

SUMMARY OF QUARTERLY RESULTS

	Nov 30	Aug 31	May 31	Feb 28	Nov 30	Aug 31	May 31	Feb 28
	2007	2007	2007	2007	2006	2006	2006	2006
	$	$	$	$	$	$	$	$

Total revenues	–	–	–	–	–	–	–	–
Net loss	(278,338)	(213,937)	(100,316)	(4,231)	(439)	(207)	(297)	(1,082)
Net loss per share
– basic and diluted (0.03)		(0.02)	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

The Company’s expenses and net losses have increased quarter over quarter as the Company advanced its business plan of acquiring exploration and development projects. The Company expects its expenses to increase in the coming quarters as it undertakes its aggressive exploration and development plans.

HAWTHORNE GOLD CORP.      2007 ANNUAL REPORT

LIQUIDITY
The Company’s cash increased to $2,749,637 at November 30, 2007 from $128,429 at November 30, 2006. The Company’s working capital was $2,292,034 as at November 30, 2007, compared to working capital of $119,937 as at November 30, 2006. The improvement in working capital was a result of the Company closing its initial public offering for gross proceeds of $2,010,000 and a private placement for gross proceeds of $5,255,000 during the current year.

During the year ended November 30, 2007, the Company used $2,924,177 of its cash on its mineral properties and $707,174 of its cash on capital purchases as compared to $169,848 and $,9,302, respectively, during the year ended November 30, 2006.

CAPITAL RESOURCES
Subsequent to the year ended November 30, 2007, the Company closed a non-brokered private placement for gross proceeds of $3,000,000 by issuing 1,875,000 units priced at $1.60 per unit. Each unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of 18 months from the date of close, to acquire one common share at $2.25 per share.

In addition, and subsequent to the year ended November 30, 2007, the Company announced it had arranged to raise gross proceeds of up to $20 million led by Blackmont Capital Inc. The offering consists of up to 7,500,000 units (the “Units”) priced at $2.00 per Unit to raise gross proceeds of up to $15 million. Each Unit consists of one common share and one-half warrant, with each whole warrant exercisable for a period of 24 months from the closing date of the offering, to acquire one common share at $2.50 per common share. The offering also consists of up to 2,083,333 flow-through common shares priced at $2.40 per share to raise gross proceeds of up to $5 million.

To keep the Company’s mineral claims in good standing, the Company is required to make cash payments and fulfill work program expenditures. During the year ended November 30, 2007, the Company entered into a capital lease for the purchase of a permanent camp for the Frasergold project with total commitments of $551,198 by May 2010.

FOURTH QUARTER ANALYSIS
During the fourth quarter ended November 30, 2007, the Company incurred a net loss of $278,338 as compared to $439 during the fourth quarter ended November 30, 2006. The Company recorded stock based compensation of $174,699 during the fourth quarter due to the granting and vesting of stock options to directors, officers, employees and consultants of the Company.

TRANSACTIONS WITH RELATED PARTIES
During the year ended November 30, 2007, the Company paid rent of $36,000 (2006 – $nil) to a company with common officers and directors.

DISCLOSURE OF OUTSTANDING SHARE DATA
The following details the share capital structure as of the date of this MD&A.

			Number of	Number
	Expiry date	Exercise price	Securities	Of Shares

Common shares				16,445,363
Share purchase options:	April 25, 2012	$0.60	1,041,700
	July 16, 2009	$1.60	100,000
	July 22, 2012	$1.60	78,000
	October 2, 2009	$1.60	20,000
	October 2, 2012	$1.60	50,000
	October 29, 2012	$2.05	50,000	1,339,700
Agent warrants:	April 23, 2009	$0.60	324,625
Share purchase warrants:	July 12, 2009	$1.75	1,642,188
	June 20, 2009	$2.25	937,500	2,904,313

				20,689,376

HAWTHORNE GOLD CORP.      2007 ANNUAL REPORT

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION
Effective December 1, 2006, the Company has adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”) in 2005. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

Financial Instruments – Recognition and Measurement (CICA Handbook Section 3855)
In accordance with this new standard the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held for trading or loans and receivables. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized on the statement of operations.

Comprehensive Income (CICA Handbook Section 1530)
Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a statement of comprehensive loss and a new category, accumulated other comprehensive income, has been added to the shareholders’ equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale and the effective portion of cash flow hedges, if any. There were no such components to be recognized in comprehensive income for the year ended November 30, 2007.

As a result of the adoption of these new standards, the Company has classified its cash as held-for-trading. Accounts receivables are classified as loans and receivables. Accounts payable and accrued liabilities as well as due to related parties and capital leases are classified as other financial liabilities, all of which are measured at amortized costs.

No adjustments were required to opening equity as a result of the application of these new standards.

CAUTIONARY STATEMENT
This MD&A may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, ”expect”, ”anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, unfavourable studies regarding the Company’s Projects, fluctuations in the market valuation for metal prices, difficulties in obtaining required approvals for the development of a mine and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

HAWTHORNE GOLD CORP.      2007 ANNUAL REPORT

A U D I T O R S ’  R E P O RT

To the Shareholders of Hawthorne Gold Corp.

We have audited the balance sheets of Hawthorne Gold Corp. as at November 30, 2007 and 2006 and the statements of operations and deficit and cash flows for the year ended November 30, 2007 and for the period from January 18, 2006 to November 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2007 and 2006 and the results of its operations and its cash flows for the year ended November 30, 2007 and for the period from January 18, 2006 to November 30, 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada

January 18, 2008

HAWTHORNE GOLD CORP.      2007 ANNUAL REPORT

B A L A N C E  S H E E T

as at November 30, 2007 and 2006

	2007	2006
	$	$

ASSETS
Current assets
Cash and cash equivalents	2,749,637	128,429
Accounts receivable	179,747	10,651
Prepaid expenses	250,958	–
	3,180,342	139,080
Plant and equipment (Note 4)	1,139,683	8,190
Mineral properties (Note 5)	4,151,091	169,848
	8,471,116	317,118

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	719,610	18,683
Due to related parties (Note 8)	4,330	460
Capital lease obligation – current (Note 7)	164,368	–
	888,308	19,143
Capital lease obligation (Note 7)	289,360	–
Asset retirement obligation (Note 5)	22,179	–
	1,199,847	19,143

SHAREHOLDERS' EQUITY
Share capital (Note 6)	5,717,692	300,000
Contributed surplus (Note 6(f))	2,152,424	–
Deficit	(598,847)	(2,025)
	7,271,269	297,975
	8,471,116	317,118

Nature of continuance of operations (Note 1)
Commitments (Note 13)
Subsequent events (Note 14)

The accompanying notes are an integral part of these financial statements.

Approved by the Board:

HAWTHORNE GOLD CORP.      2007 ANNUAL REPORT

S TAT E M E N T S  O F  O P E R AT I O N S  &  D E F I C I T

		Period from incorporation
	Year ended	on January 18, 2006 to
	November 30	November 30
	2007	2006
	$	$
Administrative expenses
Amortization	7,508	1,112
Bank charges and interest	36,672	286
Filing fees and transfer agent	13,849	500
Investor relations	80,638	–
Professional fees	37,807	3,051
Project investigation	8,255	–
Rent and office expenses	81,677	1,176
Shareholder information	13,011	–
Stock based compensation	367,498	–
Travel and entertainment	24,341	239
Wages and benefits	77,944	–
Loss before other income and income taxes	(749,200)	(6,364)
Other income
Interest income	101,378	4,339
Loss before income taxes	(647,822)	(2,025)
Future income tax recovery (Note 9)	51,000	–
Loss and comprehensive loss for the year	(596,822)	(2,025)
Deficit, beginning of the year	(2,025)	–
Deficit, end of the year	(598,847)	(2,025)
Basic and diluted loss per common share	(0.06)	(0.00)
Weighted average number of common shares outstanding	10,793,796	5,913,924

The accompanying notes are an integral part of these financial statements.

HAWTHORNE GOLD CORP.      2007 ANNUAL REPORT

S TAT E M E N T S  O F  C A S H F L O W S

		Period from incorporation
	Year ended	on January 18, 2006 to
	November 30	November 30
	2007	2006
	$	$

Cash provided by (used for)
Operating activities
Loss for the year	(596,822)	(2,025)
Items not involving cash
Amortization	7,508	1,112
Stock based compensation	367,498	–
Future income tax recovery	(51,000)	–
Net changes in non-cash working capital
Accounts receivable	(169,096)	(10,651)
Accounts payable and accrued liabilities	(3,103)	18,683
Prepaid expenses	(250,958)	–
Due to related parties	3,870	460
	(692,103)	7,579
Investing activities
Plant and equipment	(707,174)	(9,302)
Mineral properties	(2,924,177)	(169,848)
	(3,631,351)	(179,150)
Financing activities
Shares issued, net of issuance costs	6,998,423	300,000
Repayment of capital lease	(53,761)	–
	6,944,662	300,000
Net increase in cash	2,621,208	128,429
Cash, beginning of the year	128,429	–
Cash, end of the year	2,749,637	128,429
Interest paid	34,479	–
Income taxes paid	–	–
Supplemental disclosure with respect to cash flows (Note 10).

The accompanying notes are an integral part of these financial statements.

HAWTHORNE GOLD CORP. 2007      ANNUAL REPORT

N O T E S  T O  T H E  F I N A N C I A L  S TAT E M E N T S

1. NATURE AND CONTINUANCE OF OPERATIONS

Hawthorne Gold Corp. (the “Company”) was incorporated under the laws of British Columbia on January 18, 2006. The Company’s principal business activities include the acquisition, exploration and development of mineral properties. The Company is listed as a Tier one issuer on the TSX Venture Exchange.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles in Canada applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations rather than through a process of forced liquidation. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

As at November 30, 2007, the Company has no source of operating cash flows and has not yet achieved profitable operations, has accumulated losses since its inception, and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations as they come due.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation
These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

b) Loss per share
Basic loss per share is calculated using the weighted average number of common shares outstanding and the treasury stock method is used to calculate diluted earnings per share. For the years presented, this calculation proved to be anti-dilutive.

c) Plant and equipment
Plant and equipment is recorded at cost less accumulated amortization. Amortization is provided on a declining balance basis on the following rates, which represents the estimated useful lives of the assets:

Rates
%

Office furniture	20
Computer equipment	30
Vehicles	30
Buildings	10
Site equipment	20

d) Use of Estimates
The preparation of financial statements in accordance with generally accepted accounting principles of Canada requires management to make estimates and assumptions that affect the reported amount of assets and liabilities the disclosure of contingent assets and liabilities at the date of the financial statements, and the amount of revenues and expenses reported during the period. Actual results may differ from those estimates.

HAWTHORNE GOLD CORP.      2007 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

e) Mineral interests
All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

f) Cash and cash equivalents
Cash and cash equivalents consist of cash and highly liquid investments, having maturity dates of three months or less, which are readily convertible to known amounts of cash.

g) Capital leases
Leases that substantially transfer all of the benefits and risks of ownership of property to the Company or otherwise meet the criteria for capitalization under Canadian generally accepted accounting principles are accounted for as capital leases. An asset is recorded at the time a capital lease is entered into together with its related long-term obligation to reflect its purchase and financing. Rental payments under operating leases are expensed as incurred.

h) Asset retirement obligations
The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

i) Long-lived assets
The Company monitors the recoverability of long-lived assets, based on factors such as current market value, future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company's policy is to record an impairment loss in the period when it is determined that the carrying amount of the assets may not be recoverable. The impairment loss is calculated as the amount by which the carrying amount of the assets exceeds the undiscounted estimate of future cash flows from the asset.

j) Stock-based compensation
The Company uses the fair value based method to recognize compensation costs for the granting of all stock options and direct awards of stock using the Black-Scholes option pricing model. Any consideration paid on the exercise of stock options is credited to capital stock.

k) Income taxes
The Company accounts for income taxes under the asset and liability method. Under this method of tax allocation, future income and mining tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the year in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

l) Share capital
The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date the agreement to issue the shares was reached and announced for business combinations and at the date of issuance for other non-monetary transactions.

HAWTHORNE GOLD CORP.      2007 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

m) Flow-through shares
Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the Company assigns the tax deductions arising from the related resource expenditures to the shareholders. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and share capital is reduced.

If the Company has sufficient unused tax loss carry forward to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry forwards, a portion of such unrecognized losses is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

3. CHANGES IN ACCOUNTING POLICY

Effective December 1, 2006, the Company has adopted two new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”) in 2005. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

Financial Instruments – Recognition and Measurement (CICA Handbook Section 3855)
In accordance with this new standard the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held for trading or loans and receivables. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized on the statement of operations.

Comprehensive Income (CICA Handbook Section 1530)
Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a statement of comprehensive loss and a new category, accumulated other comprehensive income, has been added to the shareholders’ equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale and the effective portion of cash flow hedges, if any. There were no such components to be recognized in comprehensive income for the year ended November 30, 2007.

As a result of the adoption of these new standards, the Company has classified its cash as held-for-trading. Accounts receivables are classified as loans and receivables. Accounts payable and accrued liabilities as well as due to related parties and capital leases are classified as other financial liabilities, all of which are measured at amortized costs.

No adjustments were required to opening equity as a result of the application of these new standards.

4. PLANT AND EQUIPMENT

			November 30			Novmeber 30
			2007			2006
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$

Office furniture	14,672	2,488	12,184	5,671	567	5,104
Computer equipment	23,859	6,133	17,726	3,631	545	3,086
Vehicles	135,391	20,309	115,082	–	–	–
Buildings	940,255	47,012	893,243	–	–	–
Site equipment	112,720	11,272	101,448	–	–	–
	1,226,897	87,214	1,139,683	9,302	1,112	8,190

HAWTHORNE GOLD CORP.      2007 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Included in buildings at November 30, 2007, was $507,489 (2006 – nil) in capital leases. Amortization during the year ended November 30, 2007 amounted to $86,102 (2006 – $1,112), which has been reflected in the financial statements as follows:

		Period from incorporation
	Year ended	on January 18, 2006 to
	November 30	November 30
	2007	2006
	$	$

Mineral properties – balance sheet	78,594	–
Amortization – statement of operations and deficit	7,508	1,112

Total amortization recognized, credited to accumulated amortization	86,102	1,112

5. MINERAL PROPERTIES

	Frasergold	Carruthers
	Property	Property	Total
	$	$	$
Total as at January 18, 2006 (incorporation)	–	–	–
Acquisition/maintenance costs	25,000	2,604	27,604
Camp and expediting	–	62,492	62,492
Geochemical/metallurgical	–	5,159	5,159
Geological	6,457	68,136	74,593
Total mineral properties, November 30, 2006	31,457	138,391	169,848
Acquisition and maintenance	273,284	10,000	283,284
Amortization	78,594	–	78,594
Asset retirement obligation	22,179	–	22,179
Camp and expediting	809,766	–	809,766
Drilling	938,641	–	938,641
Equipment	171,538	–	171,538
Geochemical and metallurgical	109,891	–	109,891
Geological and geophysics	686,305	2,800	689,105
Professional fees	72,356	–	72,356
Stock based compensation	161,695	–	161,695
Travel	82,985	–	82,985
Vehicle costs	33,193	–	33,193
Wages and benefits	528,016	–	528,016
Incurred during the year	3,968,443	12,800	3,981,243
Total mineral properties, November 30, 2007	3,999,900	151,191	4,151,091

HAWTHORNE GOLD CORP.      2007 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Frasergold Property, British Columbia
At November 30, 2007, the Frasergold property is comprised of the following mineral claims:

Eureka Resources Inc.
In October 2006, the Company entered into in an option agreement with Eureka Resources, Inc. (“Eureka”) to earn up to a 60% interest in the Frasergold property by incurring the following:

		Minimum
	Cash	work
	payments	commitments
	$	$

On signing (paid)	25,000	–
September 30, 2007 (expended)	–	500,000
October 31, 2007 (paid)	50,000	–
April 30, 2008 (expended)	–	1,000,000
October 31, 2008	50,000	–
April 30, 2009 (expended)	–	1,000,000
October 31, 2009	50,000	–
April 30, 2010	–	1,000,000
	175,000	3,500,000

In addition to the cash payments of $175,000 and exploration expenditures of $3,500,000, the Company must also complete a feasibility study by April 30, 2010 to earn its initial 51% interest. In the event the feasibility study cannot be completed by April 30, 2010, the Company can pay a cash penalty of $100,000 per quarter to Eureka until January 31, 2012. The Company can earn an additional 9% interest by arranging third party financing for not less than 70% of the estimated capital costs required for commercial production of the property for Eureka on the same terms and conditions as the Company. If the Company fails to arrange third party financing for production, Eureka can arrange third party financing and earn an additional 2% interest from the Company.

Dajin Resources Corp.

In May 2007, the Company entered into in an option agreement with Dajin Resources Corp. (“Dajin”) to earn up to a 70% interest in certain mineral claims by incurring the following:

		Minimum
	Cash	work
	payments	commitments
	$	$
On signing (paid)	100,000	–
May 29, 2008 (expended)	–	150,000
May 29, 2009	–	150,000
November 30, 2010	–	200,000
	100,000	500,000

On the exercise of the option, Dajin may elect to either remain a 30% working interest partner or, for no additional consideration, convert its 30% working interest into a 2% NSR.

HAWTHORNE GOLD CORP.      2007 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Bourdon Property
In June 2007, the Company entered into an option agreement with a property vendor to earn a 100% interest in a mineral claim by incurring the following:

	Cash	Share
	payments	payments
	$	#

On signing (paid and issued)	20,000	10,000
May 29, 2008	30,000	15,000
May 29, 2009	40,000	20,000
November 30, 2010	50,000	25,000
	140,000	70,000

In the event the Bourdon property is subject to a positive feasibility study, the Company will issue an additional 150,000 common shares. The property is subject to a two percent (2%) NSR of which fifty percent (50%) may be purchased for the sum of $1,000,000.

Addie Property
In September 2007, the Company acquired certain mineral claims by issuing 50,000 shares. The property is subject to a two percent (2%) NSR of which fifty percent (50%) may be purchased for the sum of $1,000,000.

Carruthers Property, British Columbia
In May 2006, the Company entered into in an option agreement with Cariboo Rose Resources Ltd. (“Cariboo”) (formerly Wildrose Resources Ltd.) to earn a 60% interest in the Carruthers property by incurring the following:

		Minimum
	Cash	work
	payments	commitments
	$	$

April 25, 2007 (paid)	10,000	–
April 25, 2008 (work commitment fulfilled)	15,000	100,000
April 25, 2009	15,000	–
April 25, 2010	20,000	–
April 25, 2011	30,000	–
April 25, 2012	50,000	900,000
	140,000	1,000,000

The property is subject to back-in rights by the underlying claim owner, Phelps Dodge (“Phelps”), whereby Phelps can earn back a 60% interest in the property by incurring the greater of $1,500,000 or exploration expenditures that are 200% greater than expenditures to date by Cariboo and the Company. If Phelps earned back a 60% interest, the Company’s interest would be reduced to 24%. The back-in election must be made the earlier of June 2009 or completion of 2,500 meters of drilling. Phelps may earn an additional 10% by completing a feasibility study within three years of earning its back-in rights. If Phelps elects not to exercise its back-in rights, it will be entitled to a 2.5% NSR, which can be reduced to 1% by payment of $1,500,000.

HAWTHORNE GOLD CORP.      2007 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Asset Retirement Obligation
A continuity of the asset retirement obligation relating to the mineral properties is as follows:

	2007	2006
	$	$
Asset retirement obligation – beginning balance	–	–
Liabilities incurred	22,179	–
Accretion expense	–	–
Asset retirement obligation – ending balance	22,179	–

The total undiscounted amount of estimated cash flows required to settle the obligations is $57,527, which was adjusted for inflation at the rate of 2% and then discounted at 10%. Certain minimum amounts of asset retirement obligations will occur each year with the significant amounts to be paid on abandonment of the mineral property interests.

6. SHARE CAPITAL

a)	Authorized
Unlimited Class A common shares, without par value

b)	Issued

		2007		2006
	Shares	Amount	Shares	Amount
	#	$	#	$
Common shares
Balance, beginning of year	6,800,000	300,000	–	–
Private placement	3,964,375	3,917,270	6,800,000	300,000
Initial public offering	3,350,000	2,010,000	–	–
Mineral properties	60,000	93,500	–	–
Warrants exercised	4,000	3,800	–	–
Cost related to financings	284,500	(555,878)	–	–
Less tax benefits renounced to subscribers	–	(51,000)	–	–
Balance, end of year	14,462,875	5,717,692	6,800,000	300,000

In January 2007, the Company closed a private placement for 680,000 shares at $0.25 per share for gross proceeds of $170,000.

In April 2007, the Company closed its Initial Public Offering (the “IPO”) of 3,350,000 common shares for gross proceeds of $2,010,000. The Company paid the agents a commission of 7% of the gross proceeds of the IPO, or $140,700, by issuing 234,500 common shares of the Company. The $140,700 was recorded as an addition to share capital and offset against cost of financing. In addition, the Company also issued 335,000 broker warrants exercisable at $0.60 for two years and paid a corporate finance fee of $12,500 by issuing 50,000 shares.

In July 2007, the Company closed a non-brokered private placement for gross proceeds of $5,255,000. The private placement consisted of 3,284,375 units priced at $1.60 per unit. Each unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of two years from closing to acquire one common share at a price of $1.75 per share. The warrants are subject to an accelerated expiry if the closing price of the common shares on the TSX-V is greater than or equal to $2.25 for any 10 consecutive trading days. In which case, the Company can elect to accelerate the expiry of the warrants to 30 days following the date of such notice. The Company paid a cash commission of 6% or $302,400 on funds sourced to eligible finders in respect of certain units placed under the financing. The fair value of warrants was estimated using the Black-Scholes option pricing model (assumptions include a risk free rate of 4.25%, estimated volatility of 111%, expected life of 2 years and expected dividend yield of 0%) and $1,507,730 of the proceeds of the financing was credited to contributed surplus.

HAWTHORNE GOLD CORP.      2007 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

In accordance with the terms of offerings and certain provisions of the Income Tax Act (Canada), in December 2006, the Company renounced for income tax purposes, exploration expenditures of $150,000 to subscribers of the flow through common shares in a private placement closed in July 2006, for which the Company incurred the eligible expenditures. The Company recorded $51,000 for the future effect on income taxes related to flow through shares as a reduction of share capital and as a future income tax recovery in the statement of operations and deficit.

c) Warrants
The continuity of warrants is as follows:

		Weighted
	Number of	average
	common shares	exercise price
	#	$
Balance, November 30, 2006	–	–
Issued	1,977,188	1.56
Exercised	(4,000)	0.60
Balance, November 30, 2007	1,973,188	1.55

The fair value of the 335,000 broker warrants issued in connection with the initial public offering has been estimated at $116,901 using the Black-Scholes option pricing model with the following assumptions:

Year ended November 30,	2007	2006
Risk free interest rate	4.25%	–
Expected dividend yield	–%	–
Stock price volatility	110%	–
Expected life of warrants	2 years	–
Fair value of warrants	$0.35	–

d) Options

The Company adopted a rolling stock option plan, whereby 10% of the Company's issued and outstanding share capital may be granted to officers, directors, employees and consultants of the Company.

The continuity of options is as follows:

		Weighted
	Number of	average
	common shares	exercise price
	#	$
Balance, November 30, 2006	–	–
Granted	1,395,000	0.86
Cancelled	(6,000)	1.60
Balance, November 30, 2007	1,389,000	0.86

The fair value of share options used has been estimated using the Black-Scholes option pricing model with the following assumptions:

Year ended November 30,	2007	2006

Risk free interest rate	4.25%	–
Expected dividend yield	–%	–
Stock price volatility	111%	–
Expected life of options	5 years	–
Fair value of options	$0.89	–

HAWTHORNE GOLD CORP.      2007 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

The exercise prices of all share purchase options granted were at the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during the year ended November 30, 2007, which have been reflected in the financial statement as follows:

		Period from incorporation
	Year ended	on January 18, 2006 to
	November 30	November 30
	2007	2006
	$	$

Mineral properties – balance sheet	161,695	–
Stock based compensation – statement of operations and deficit	367,498	–

Total compensation cost recognized, credited to contributed surplus	529,193	–

e) Shares held in escrow
As at November 30, 2007, there were 3,435,000 common shares (2006 – nil) of the Company held in escrow. The escrowed shares are released every six months and the length of the agreement is three years.

f) Contributed surplus

Year ended November 30,	2007	2006
	$	$

Balance, beginning of year	–	–
Stock based compensation for stock options	529,193	–
Stock based compensation for broker warrants	116,901	–
Stock based compensation for warrants	1,507,730	–
Exercise of broker warrants	(1,400)
Balance, end of year	2,152,424	–

7. CAPITAL LEASE

The Company is committed to a capital lease for its camp facilities as follows:

Capital lease
$

2008	176,479
2009	176,479
2010	198,240
Total lease payments and buyout	551,198
Less: amount representing interest	97,470
Present value of minimum payments	453,728

8. RELATED PARTY TRANSACTIONS

a) During the year ended November 30, 2007, the Company paid rent of $36,000 (2006 – $1,000) to a company with common officers and directors.

b) Included in accounts payable at November 30, 2007, was $4,330 (November 30, 2006 – $460) payable to related parties without interest.

HAWTHORNE GOLD CORP.      2007 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

9. INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows;

		Period from incorporation
	Year ended	on January 18, 2006 to
	November 30	November 30
	2007	2006
	$	$

Loss before income taxes	(647,822)	(2,025)
Expected income tax recovery	221,037	691
Non-deductible expenses	(203,480)	(379)
(Unrecognized) recognized benefits of non-capital losses	33,443	(312)
Total income tax recovery	51,000	–

Details of future income taxes assets are as follows:
	November 30,	November 30,
	2007	2006
	$	$

Equipment	27,036	379
Resource deductions	54,953	10,062
Non-capital losses available for future periods	16,234	312
	98,223	10,753
Valuation allowance	(98,223)	(10,753)
Net future income tax assets	–	–

The Company has non-capital loss carryforwards for Canadian income tax purpose of approximately $52,400 which can be carried forward to reduce taxable income in future years. Unless utilized, these losses will expire in 2026. In addition, the Company has resource deductions of approximately $4,330,000 available to reduce taxable income of future years. Future tax benefits, which may arise as a result of these losses and resource expenditures, have not been recognized in these financial statements and have been offset by a valuation allowance.

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transaction for the year ended November 30, 2007 was the inclusion in accounts payable of $709,521 (2006 – $8,422) in mineral property expenditures and $7,168 (2006 – $4,236) in plant and equipment expenditures.

In conjunction with the Company’s IPO in April 2007, the Company paid the agents a corporate finance fee of $12,500 by issuing 50,000 shares at a price of $0.25. The Company also paid the agents a commission of 7% of the gross proceeds of the IPO, or $140,700, by issuing 234,500 common shares of the Company. The Company also issued 335,000 broker warrants exercisable at $0.60 for two years. The fair value of the 335,000 broker warrants issued in connection with the initial public offering has been estimated at $116,901 using the Black-Scholes option pricing model.

During the year ended November 30, 2007, the Company issued 60,000 common shares (2006 – nil) valued at $93,500 for the acquisition of mineral properties.

HAWTHORNE GOLD CORP.      2007 ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

11. FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued liabilities and due to related parties. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

12. SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the exploration and development of resource properties. All of the Company’s properties and equipment are located in Canada.

13. COMMITMENTS

The Company is committed to certain cash payments and exploration expenditures as described in Note 5.

14. SUBSEQUENT EVENTS

Subsequent to the year ended November 30, 2007, the Company signed a definitive agreement with Cusac Gold Mines Ltd. ("Cusac") on a Plan of Arrangement to merge the two companies (the “Transaction”). Under the terms of the Transaction, shareholders of Cusac will receive one (1) common share of the Company in exchange for each nineteen (19) Cusac common shares (the "Shareholders"). In addition, for each two dollars of principal and interest owed to each Cusac Convertible Debentureholder (the "Debentureholders"), the Company will issue one (1) common share of the Company. Cusac stock options and warrants will be assumed by the Company, using the effective nineteen (19) to one (1) ratio. On closing of the Transaction, the Company will issue approximately 6.15 million common shares to Cusac Shareholders and Debentureholders.

As part of the Transaction, Cusac assigned all its rights to the option to acquire certain mineral claims near Cassiar, British Columbia (the "Property") from American Bonanza Gold Corp. ("Bonanza"), dated June 7, 2007. The Property covers the majority of the Taurus Deposit. The balance of the Taurus deposit is held 100% by Cusac. The assigned agreement with Bonanza requires the Company to pay $6 million over two years, consisting of $1 million by December 22, 2007 (paid subsequently), $2 million by June 22, 2008, $1.5 million by June 22, 2009 and $1.5 million by December 22, 2009. A further $3 million is payable upon completion of a positive feasibility or production, whichever comes first. Pursuant to the agreement, the Company is required to issue 250,000 common shares to Bonanza on or before December 22, 2008.

Subsequent to the year ended November 30, 2007, the Company closed a non-brokered private placement for gross proceeds of $3,000,000. The private placement consisted of 1,875,000 units priced at $1.60 per unit. Each unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of eighteen months from closing to acquire one common share at a price of $2.25 per share. The Company paid a commission of 5% or $148,500 on funds sourced to eligible finders in respect of certain units placed under the financing. The finder elected to take the fee in common shares at a conversion price of $1.60 per share or 92,813 common shares.

Subsequent to the year ended November 30, 2007, the Company entered into a six year office lease that commits the Company to approximately $1.6 million in office rent.

HAWTHORNE GOLD CORP.      2007 ANNUAL REPORT

CORPORATE OFFICE		LEGAL COUNSEL
Suite 1818 – 701 West Georgia Street		Lang Michener LLP
Vancouver, British Columbia Canada V7Y 1C6		1500 Royal Centre
1055 West Georgia Street
Tel 604.629.1505		Vancouver, British Columbia V6E 4N7
Fax 604 629.0923
Toll Free 888.629.1505		BANK
info@hawthornegold.com		Bank of Montreal
www.hawthornegold.com		595 Burrard Street
as of July 1st 2008		Vancouver, British Columbia V7X 1L7
Suite 1580, One Bentall Centre
505 Burrard Street, Box 72		TRANSFER AGENT
Vancouver, British Columbia Canada V7Y 1M5		Pacific Corporate Trust Company
2nd Floor – 510 Burrard Streeet
DIRECTORS & OFFICERS		Vancouver, British Columbia V6C 3B9
Richard Barclay	President, CEO & Director
Michael Beley	Chairman of the Board	AUDITOR
Harvey Brooks	Director	Davidson & Company LLP
Paul Fong	Director	Chartered Accountants
Bernard Kahlert	Director	1200 – 609 Granville Street
Michael Redfearn	Vice President Operations	PO Box 10372 Pacific Centre
Patrick McGrath	CFO	Vancouver, British Columbia V7Y 1G6
Gordon Addie	Vice President
Nancy La Couvée	Corporate Secretary
Advisors
David Rhys, M.Sc., P.Geo
John-Mark Staude, Ph.D.

Management
Jim Sparling, P.Geo	Exploration Manager
Marlin Murphy, B.Sc.	Environmental & Government Affairs
Patricia Fong, CGA	Controller	TSX–V: HGC WKN: A0M55U
Tania Heaton, B.Sc.	GIS Manager

HAWTHORNE GOLD CORP.      2007 ANNUAL REPORT

W W W. H AW T H O R N E G O L D . C O M